Filed Pursuant to Rule 433

Registration Statement No. 333-216286

AUTOCALLABLE MARKET-LINKED STEP UP NOTES

	Autocallable Market-Linked Step Up Notes Linked to an International Equity Index Basket	This graph assumes that the notes are not called on any Observation Date and reflects the hypothetical return on the notes at maturity. This graph has been prepared for purposes of illustration only.
Issuer	Canadian Imperial Bank of Commerce (“CIBC”)
Principal Amount	$10.00 per unit
Term	Approximately five years, if not called
Market Measure

An international equity index basket comprised of the EURO STOXX 50® Index (Bloomberg symbol: “SX5E”), the FTSE® 100 Index (Bloomberg symbol: “UKX”), the Nikkei Stock Average Index (Bloomberg symbol: “NKY”), the Swiss Market Index (Bloomberg symbol: “SMI”), the S&P®/ASX 200 Index (Bloomberg symbol: “AS51”) and the Hang Seng® Index (Bloomberg symbol: “HSI”) (each, a “Basket Component”). The EURO STOXX 50® Index will be given an initial weight of 40.00%, each of the FTSE® 100 Index and the Nikkei Stock Average Index will be given an initial weight of 20.00%, each of the Swiss Market Index and the S&P®/ASX 200 Index will be given an initial weight of 7.50% and the Hang Seng® Index will be given an initial weight of 5.00%

Automatic Call	The notes will be called automatically if the value of the Market Measure on any Observation Date is equal to or greater than the Call Level
Call Level	100.00% of the Starting Value
Observation Dates	Approximately one year, two years, three years and four years from the pricing date
Call Amounts

[$10.90 to $11.00] if called on the first Observation Date, [$11.80 to $12.00] if called on the second Observation Date, [$12.70 to $13.00] if called on the third Observation Date, and [$13.60 to $14.00] if called on the final Observation Date, each to be determined on the pricing date

Payout Profile at Maturity

•  If the Market Measure is flat or increases up to the Step Up Value, a return equal to the Step Up Payment

•  If the Market Measure increases above the Step Up Value, a return equal to the percentage increase in the Market Measure

•  1-to-1 downside exposure to decreases in the Market Measure beyond a 15% decline, with up to 85.00% of your principal at risk

Step Up Value	150.00% of the Starting Value
Step Up Payment	$5.00 per unit, a 50.00% return over the principal amount
Threshold Value	85.00% of the Starting Value
Investment Considerations

This investment is designed for investors who anticipate that the Market Measure will not decrease over the term of the notes, are willing to take downside risk below a threshold and forgo interim interest payments, and are willing to have their notes called prior to maturity.

Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/1045520/000110465918071247/a18-39408_31fwp.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest.

Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•       If the notes are not automatically called, depending on the performance of the Market Measure as measured shortly before the maturity date, you may lose up to 85% of the principal amount.

•       Payments on the notes, including repayment of principal, are subject to the credit risk of CIBC, and actual or perceived changes in the creditworthiness of CIBC are expected to affect the value of the notes. If CIBC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.

•       Changes in the level of one of the Basket Components may be offset by changes in the levels of the other Basket Components.

•       The initial estimated value of the notes on the pricing date will be less than their public offering price.

•       If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.

•       If the notes are called, your investment return is limited to the return represented by the applicable Call Premium.

•       You will have no rights of a holder of the securities represented by the Basket Components, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

•       Your return on the notes may be affected by factors affecting the international securities markets, specifically markets in the countries represented by the Basket Components. In addition, you will not obtain the benefit of any increase in the value of the currencies in which the securities included in the Basket Components trade against the U.S. dollar which you would have received if you had owned the securities in the Basket Components during the term of your notes, although the value of the Market Measure may be adversely affected by general exchange rate movements in the market.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

Canadian Imperial Bank of Commerce (CIBC) has filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this document relates. Before you invest, you should carefully read these documents and other documents that CIBC has filed with the SEC for more complete information about CIBC and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. CIBC’s Central Index Key, or ClK, on the SEC website is 1045520. Alternatively, MLPF&S will arrange to send you these documents if you so request by calling toll-free at 1-800-294-1322.